

March 14, 2014

<u>Via U.S. Mail</u>
Mr. Robert Heckes
Chief Executive Officer
PhotoAmigo, Inc.
2532 Foothill Road
Santa Barbara, CA 93105

> **Re: PhotoAmigo, Inc.**
> **Item 4.01 Form 8-K**
> **Filed March 10, 2014**
> **File No. 000-54439**

Dear Mr. Heckes:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K Filed March 10, 2014</u>

1.   Please amend to include disclosure as to whether the audit committee of the board of directors or the board of directors, if there is no such committee, recommended or approved the decision to change accountants. See Item 304(a)(1)(iii) of Regulation S-K.

2.   You currently disclose Ronald Chadwick's reports on your financial statements for the twelve month periods ended July 31, 2013 and 2012 and the period from Inception (April 2, 2008) to July 31, 2013 did not contain any disagreements. Please amend and revise your disclosure to state whether during the two most recent fiscal years and any subsequent interim period preceding November 30, 2013 there were disagreements on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of

Ronald Chadwick, would have caused it to make reference to the subject matter of the disagreements in connection with its report. See Item 304(a)(1)(iv) of Regulation S-K.

3.   Revise your disclosures to state, if true, that none of the reportable events set forth in Item 304(a)(1)(iv) of Regulation S-K occurred during the fiscal years ended July 31, 2013 and 2012, the period from Inception (April 8, 2008) to July 31, 2013, and any subsequent interim period preceding November 30, 2013.

4.   Please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3564 if you have questions.

Sincerely,

/s/ Melissa Kindelan

Melissa Kindelan
Staff Accountant